GUARANTY BANCSHARES, INC.

November 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall

Re:	Guaranty Bancshares, Inc.
Request for Accelerated Effectiveness Registration Statement on Form S-3 File No. 333-261266

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guaranty Bancshares, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, as amended, so that it will become effective on Tuesday, November 30, 2021, at 3:00 p.m., Eastern time, or as soon as possible thereafter.

Please contact Chet A. Fenimore of Fenimore Kay Harrison LLP at (512) 583-5901 or Kevin E. Strachan of Fenimore Kay Harrison LLP at (770) 282-5117 with any questions you may have with this request. In addition, please notify either Mr. Fenimore or Mr. Strachan by telephone when this request for acceleration has been granted.

Very truly yours,

GUARANTY BANCSHARES, INC.

By:	/s/ Clifton A. Payne
Name:	Clifton A. Payne
Title:	Senior Executive Vice President and Chief Financial Officer

cc: Chet A. Fenimore, Fenimore Kay Harrison LLP
Kevin E. Strachan, Fenimore Kay Harrison LLP